SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Amendment No. 5*

ONVIA.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68338T 10 6

(CUSIP Number)

Suzanne L. Niemeyer, Esq.

Managing Director and General Counsel

Internet Capital Group, Inc.

690 Lee Road

Suite 310

Wayne, Pennsylvania 19087

(610) 727-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher G. Karras, Esq

Dechert

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

December 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338T 10 6

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Person Internet Capital Group, Inc. 23-2996071

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,559,481 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,559,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,559,481

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68338T 10 6

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Person ICG Holdings, Inc. 51-0396570

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,559,481 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,559,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,559,481

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 5 to the Statement on Schedule 13D (this “Amendment”) amends the statement previously filed on March 24, 2000, as amended on December 31, 2001, August 23, 2002, September 23, 2003 and January 2, 2004 and relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Onvia.com, Inc., a Delaware corporation (the “Issuer”).

The Statement on Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The Reporting Persons each may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 1,559,481 shares of Common Stock (or 20.3% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

(c) The aggregate number of shares of Common Stock reported as sold by the Reporting Persons in Item 5 of Amendment No. 4 to the Statement on Schedule 13D filed on January 2, 2004 was inaccurate. The correct reporting of these sales is as follows. The Reporting Persons have sold a total of 159,000 shares of Common Stock in the open market as follows: the Reporting Persons sold 37,900 shares for an average price per share of $4.7763 on December 15, 2003; the Reporting Persons sold 1,200 shares for an average price per share of $4.505 on December 18, 2003; the Reporting Persons sold 52,700 shares for an average price per share of $4.4092 on December 19, 2003; the Reporting Persons sold 6,100 shares for an average price per share of $4.4138 on December 22, 2003; the Reporting Persons sold 1,600 shares for an average price per share of $4.4341 on December 23, 2003; the Reporting Persons sold 7,800 shares for an average price per share of $4.4151 on December 26, 2003; and the Reporting Persons sold 51,700 shares for an average price per share of $4.40 on December 29, 2003.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 5, 2004	INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Managing Director, General Counsel & Secretary

Dated January 5, 2004	ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Vice President and Secretary

SCHEDULE I

INTERNET CAPITAL GROUP, INC.

Name	Present Principal Employment	Business Address

EXECUTIVE OFFICERS

Walter W. Buckley, III	Chairman, President & Chief Executive Officer	Internet Capital Group, Inc. 690 Lee Road, Suite 310 Wayne, PA 19087

Anthony P. Dolanski	Chief Financial Officer	Internet Capital Group, Inc. 690 Lee Road, Suite 310 Wayne, PA 19087

DIRECTORS

Walter W. Buckley, III	(same as above)	(same as above)

Robert E. Keith, Jr.	President & Chief Executive Officer	TL Ventures 700 Building 435 Devon Park Drive Wayne, PA 19087

David Berkman	Managing Partner	Liberty Associated Partners, L.P. 3 Bala Plaza Suite 502 Bala Cynwyd, PA 19004

David K. Downes	Retired	c/o Internet Capital Group 690 Lee Road, Suite 310 Wayne, PA 19087

Warren V. Musser	Managing Director	The Musser Group Building 500 435 Devon Park Drive Wayne, PA 19087

Thomas P. Gerrity	Professor of Management	The Wharton School University of Pennsylvania 1000 Steinberg Hall Philadelphia, PA 19104

Michael D. Zisman	Vice President, Corporate Strategy	International Business Machines Corporation 55 Cambridge Parkway Cambridge, MA 02142

Philip J. Ringo	Chairman and Chief Executive Officer	RubberNetwork.com, LLC 3003 Summit Boulevard NE Suite 1400 Atlanta, GA 30319

SCHEDULE II

ICG HOLDINGS, INC.

Name	Present Principal Employment	Business Address

EXECUTIVE OFFICERS

Walter W. Buckley, III	President	Internet Capital Group, Inc. 690 Lee Road, Suite 310 Wayne, PA 19087

Anthony P. Dolanski	Chief Financial Officer	Internet Capital Group, Inc. 690 Lee Road, Suite 310 Wayne, PA 19087

DIRECTORS

Walter W. Buckley, III	(same as above)	(same as above)

Suzanne L. Niemeyer	General Counsel, Managing Director & Secretary	Internet Capital Group, Inc. 690 Lee Road, Suite 310 Wayne, PA 19087

Philip A. Rooney	Vice President	Internet Capital Group, Inc. 690 Lee Road, Suite 310 Wayne, PA 19087